

Mail Stop #4641   March 25, 2016

<u>Via E-mail</u>
Jose Dias
Chief Executive Officer
Tecnoglass Inc.
Avenida Circunvalar a 100 mts de la Via 40
Barrio Las Flores
Barranquilla, Colombia

> **Re: Tecnoglass Inc.
> Amendment No. 2 to Registration Statement on Form S-4
> Filed March 11, 2016
> File No. 333-205586
> Form 10-K for the Fiscal Year Ended December 31, 2014
> Filed April 15, 2015
> File No. 1-35436**

Dear Mr. Dias:

We have reviewed your response letter and the above-referenced filings, and have the following comments.

<u>General</u>

1.   Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

2.   We note your revised disclosure in response to comment one in our letter dated August 5, 2015. Please include the ratio of earnings to fixed charges as required by Items 1010(a)(3) and 1010(c)(4) of Regulation M-A. Further, although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Comparative Per Share Data, page 15

3.   It is unclear how you have calculated your pro forma basic and diluted earnings per share information. You indicate that the pro forma per share information for Tecnoglass Inc. also includes an adjustment of $19,991 and $18,280 for the nine-month period ended September 30, 2015 and the year ended December 31, 2014 for the reversal of the current period change in fair value of the warrant liability. However, these amounts appear to represent the fair value of the warrant liability as of December 31, 2014 and 2013 rather than the current period change in the fair value of the warrant liability. Please disclose and provide us with a reconciliation of your historical basic and diluted earnings per share to your pro forma basic and diluted earnings per share for all periods presented. Please clearly describe how you have computed both the denominator and numerator in your pro forma earnings per share calculation.

Note 5. Variable Interest Entities, page FS-18
Note 4. Variable Interest Entities, page FS-39

4.   We note your responses to comments three through six in our letter dated December 7, 2015. On page FS-40, you disclose that ESW LLC is not a variable interest entity as of September 30, 2015. You also indicate that VS is a variable interest entity. However, you further disclose that you are not the primary beneficiary of these entities. Please revise your footnote disclosures to fully clarify your revised conclusions regarding ESW LLC and VS. Please note that there would be no primary beneficiary conclusion if these entities are not variable interest entities. Refer to ASC 810.

Exhibit 23.1

5.   Your auditor has consented to the use in this registration statement of its report dated November 10, 2015 related to the consolidated financial statements of Tecnoglass Inc. and subsidiaries. However, the audit report on page FS-2 is dated April 15, 2015. Please have your auditor revise its consent to reference the appropriate date of its audit report.

        You may contact Mindy Hooker, Staff Accountant at 202-551-3732 or Ernest Greene, Staff Accountant, at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Jeffrey Gallant, Esq.
        Graubard Miller